30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
Robert W. Murray Jr. TEL +1 212.408.2540 FAX +1 212.259.2540 robert.murray@bakerbotts.com

February 1, 2010

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  LMC Events, LLC—Schedule TO filed February 1, 2010

Ladies and Gentlemen:

        On behalf of our client, LMC Events, LLC (the "Purchaser"), a wholly owned subsidiary of Liberty Media Corporation ("Liberty"), we enclose herewith for filing pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Schedule TO, which attaches as Exhibit (a)(1)(i) an offer to purchase and as Exhibit (a)(1)(ii) a letter of transmittal. The Schedule TO is being filed in connection with the commencement today of a cash tender offer ("Tender Offer") by the Purchaser for up to 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. ("Live Nation"). The Purchaser has submitted to Live Nation a request pursuant to 14d-5(a) under the Exchange Act for use of a current stockholder list and security position listings for the purpose of disseminating the Tender Offer materials to Live Nation stockholders.

        Financial statements of the Purchaser have not been included in the offer to purchase, as they are not viewed as material to the decision by a stockholder of Live Nation regarding his or her participation in the Tender Offer. In this regard, we note that: (i) the Tender Offer consideration consists solely of cash; (ii) the Tender Offer is not subject to any financing condition; (iii) the Purchaser is a wholly-owned subsidiary of Liberty; and (iv) Liberty is a reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. As stated in Section 12 of the offer to purchase, the source of funds for the Tender Offer is Liberty's cash and cash equivalents.

        We have been authorized by the Purchaser to advise you that consistent with its disclosure in the Schedule TO, the Tender Offer is being made for investment purposes, and not as the first step in a series of transactions undertaken with the purpose or reasonable likelihood of producing a "going private transaction" as defined in Rule 13e-3 under the Exchange Act.

        The filing fee specified in the Schedule TO, in the amount of $29,261.52, has been remitted to the SEC on behalf of the Purchaser by wire transfer.

        Should any questions arise with respect to the filing, please contact the undersigned at (212) 408-2540 or John Winter of this office at (212) 408-2542.

Very truly yours,
/s/ ROBERT W. MURRAY JR.
Robert W. Murray Jr.
cc:
Liberty Media Corporation
Charles Y. Tanabe
Craig Troyer

New York Stock Exchange, Inc.
Joesph Conti

Baker Botts LLP
Frederick H. McGrath
John M. Winter